SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  3 )*


REPAP ENTERPRISES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

76026M309
(CUSIP Number)

Michael Katz, Esq., Two American Lane, Greenwich, Connecticut 06836
Tel: (203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 7 Pages)

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Silverton International Fund Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*      [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14    TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Paloma Advisors Limited (USA)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*      [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14    TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Paloma Partners L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
            29,884,771

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            29,884,771

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            29,884,771

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*      [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.02%

14    TYPE OF REPORTING PERSON*
            OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            S. Donald Sussman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
            29,884,771

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            29,884,771

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            29,884,771

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*      [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.02%

14    TYPE OF REPORTING PERSON*
            IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock, no par value ("Common Stock"), of Repap Enterprises, Inc. (the "Issuer") beneficially owned by the Reporting Persons as of January 26, 1999, and amends the Schedule 13D filed on September 24, 1993, as amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

ITEM 2.     Identity and Background

      (a)-(b) The address for Silverton is c/o M.Q. Services Ltd., 44 Church Street, Hamilton HM 12 Bermuda. William J. Anderson is no longer an officer or director of Silverton. Garth Lorimer-Turner is now President of Silverton.

ITEM 5.     Interest in Securities of the Issuer

      (a)(i) Silverton is not the beneficial owner of any shares of Common Stock.

         Paloma Partners is the beneficial owner of 29,884,771 shares of Common Stock, constituting approximately 4.02% of the outstanding shares of Common Stock.

          (iii) Paloma Advisors Limited (USA) is not the beneficial owner of any shares of Common Stock.

         (v) Sussman does not own shares of Common Stock directly, but by virtue of Exchange Act Rule 13d-3, may be deemed to own beneficially all of shares beneficially owned by the other Reporting Persons.

      (c) On January 26, 1999, Silverton sold 158,591,964 shares of Common Stock on the US OTC market. The gross proceeds of such sale amounted to $8,346,695 ($ .0526 per share), and commissions from such sale amounted to $45,000.

                  On February 2, 1999, Paloma Partners sold 1,114,000 shares of Common Stock on The Toronto Stock Exchange. The gross proceeds were $Cdn 112,959.61 ($Cdn .101 per share), and commissions from such sale amounted to $Cdn 2,785. On February 9, 1999, Paloma Partners sold 110,500 shares on the Toronto Stock Exchange, the gross proceeds of such sale amounted to Cdn $11,050 ($Cdn .10 per share), and commissions from such sale totaled $Cdn 277. The foregoing sales were effected through River Road (Canada) L.L.C., a subsidiary of Paloma Partners.

      (e) As a result of the transactions referred to in paragraph (c) above, after January 26, 1999, none of the Reporting Persons was a beneficial owner of 5% or more of the Common Stock. SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 1999


      SILVERTON INTERNATIONAL FUND LIMITED

      By: /s/ Garth Lorimer-Turner
            Garth Lorimer-Turner, President


      PALOMA PARTNERS L.L.C.

      By:         Paloma Partners Company L.L.C.
                  Managing Member


                  By: /s/ S. Michael J. Berner
                  Michael J. Berner, Vice President


      PALOMA ADVISORS LIMITED (USA)


      By: /s/ S. Donald Sussman
            S. Donald Sussman, President


        /s/ S. Donald Sussman
                  S. Donald Sussman